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FORM 12b-25	SEC FILE NUMBER
333-185909

CUSIP NUMBER
NOTIFICATION OF LATE FILING	468642205

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: October 31, 2016

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INTERACTIVE MULTI-MEDIA AUCTION CORPORATION
Full Name of Registrant

N/A
Former Name if Applicable

20 – 22 Wenlock Road
Address of Principal Executive Office (Street and Number)

London N1 7GU United Kingdom
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-K Annual Report for the period ended October 31, 2016 because the Registrant was not able to provide, in a timely manner, the Registrant’s accountant with all the necessary information in order for the Registrant’s accountant to complete their review of the Form 10-K prior to the filing deadline.  It is anticipated that the Form 10-K Annual Report, along with the financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant’s Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Nicholas Hargreaves	+44	207-608-5510
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates that it will report a net loss of approximately $460,000, on revenues of approximately $158,000, for the year ended October 31, 2016, as compared to a net loss of approximately $308,000, on revenues of $234,000, for the year ended October 31, 2015.  The significant increase in losses is principally attributable to an impairment charge of approximately $356,000.

INTERACTIVE MULTI-MEDIA AUCTION CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 31, 2017	By:	/s/NICHOLASHAGREAVES
Name:Nicholas Hargreaves
Title:President, Chief Executive Officer, Chief Financial Officer and Director